3: The Board of Directors

The Board of Directors

Inland Real Estate Corporation:

We consent to incorporation by reference in the registration statement (No.333-51318) on Form S-3 of Inland Real Estate Corporation of our report dated January 25, 2002, except as to note 12, which is as of February 11, 2002, relating to the consolidated balance sheets of Inland Real Estate Corporation as of December 31, 2001, and 2000, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2001, and the related financial statement schedule, which report appears in the December 31, 2001 annual report on Form 10-K of Inland Real Estate Corporation.

KPMG LLP

Chicago, Illinois

March 12, 2002